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[LOGO OF BANK OF AMERICA NT&SA]                        San Diego Regional
                                                       Commercial Banking Office
June 4, 1999

Charles J. Cashion
Senior Vice President, CFO
Quidel Corporation
10165 McKellar Court
San Diego, CA  92121

Dear Charles:

On behalf of Bank of America NT&SA ("Bank"), we are pleased to commit the terms and conditions of credit, as outlined in the attached Summary of Committed Terms and Conditions ("Term Sheet"). We look forward to working with you in completing this transaction.

The terms and conditions are based on our analysis of your credit request and the financial and business information you have delivered to us as of this date. This commitment is subject to the satisfaction of the conditions precedent contained in the attached summary of terms and conditions. Those terms and conditions are not all-inclusive but generally describe the commitment offered to you. Please keep this letter and attached Term Sheet confidential and do not disclose its contents to any party other than employees, officers, shareholders and financial and legal advisors of Company.

You will be required to execute documentation that is in a form and in substance satisfactory to the Bank. The documents may contain terms or conditions different from or in addition to those that are stated in this letter, provided that the key terms are not materially inconsistent with those outlined herein. For example, these terms may include various warranties, representation and covenants regarding financial condition. All pre-closing conditions stated in the loan documents must be met at or prior to funding.

If the terms of this commitment are agreed and accepted by you, the non-refundable deposit of $10,000 will be subject to the following understandings:

- if the committed credit is consummated, the Bank will credit the full $10,000 deposit, less Bank's expenses, to the initial fees that are payable under the commitment;

- if the committed credit is accepted, but does not close by August 31, 1999, then Bank will keep the full $10,000 deposit, and you will be responsible for reimbursing Bank for its expenses incurred in connection with this transaction, including without limitation Bank's audit and environmental costs (including the allocated costs of in-house auditors, appraisers and environmental services), legal, appraisal, and due diligence fees and the allocated costs of in-house legal counsel, unless such failure to close is solely the result of a breach by the Bank of its commitment hereunder.


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Quidel Corporation
June 4, 1999
Page 2

Any disputes between you and us arising prior to closing concerning the commitment summarized in this letter and commitment or the interpretation of this letter and commitment, will be resolved by binding arbitration, according to the Commercial Rules of the American Arbitration Association. The loan documents will contain provisions for reference and arbitration of any disputes that may arise after the closing of this credit.

If you wish to accept this commitment, please sign and return a copy of this letter to us no later than June 9, 1999 along with a check for the remaining $5,000 of the $10,000 non-refundable deposit. If you do not respond by that time, or if you do respond and the credit does not close by August 31, 1999 for any reason, this commitment will expire. Further, if between the time you accept this commitment and the date of closing, there is a material adverse change in the financial condition of Company, the Bank has the right to rescind this commitment.

Thank you for the opportunity to offer this credit commitment. If you have any questions with respect to this commitment, please give us a call.

Sincerely,

Bank Of America National Trust and Savings Association

/s/ Karin S. Barnes
---------------------------------------
Karin S. Barnes
Vice President
619-515-7507

AGREED AND ACCEPTED:

By: /s/ Charles J. Cashion
   ------------------------------------

Date:   6/4/99
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                               QUIDEL CORPORATION
                    SUMMARY OF COMMITTED TERMS AND CONDITIONS

                                  June 4, 1999

DO NOT DISCLOSE THE CONTENTS OF THE TERM SHEET TO ANY PARTY OTHER THAN THE EMPLOYEES, FINANCIAL ADVISORS, AND LEGAL COUNSEL OF QUIDEL CORPORATION ("BORROWER") WITHOUT THE ACCEPTANCE OF THE ATTACHED COMMITMENT LETTER.

Borrower:           Quidel Corporation

                    Final borrowing and legal structure must be acceptable to Bank and its legal counsel.

Guarantor(s):       Facility A to be guaranteed by the Borrower's wholly-owned subsidiaries, existing at the date of closing or thereafter formed or acquired, and by any US holding company that would be formed to hold the Borrower's stock.

Purpose: To partially finance (i) the acquisition of "Project Red Wine" (the "Acquisition"); (ii) to fund ongoing working capital requirements.

Facilities:         FACILITY A:     A revolving credit facility available in
                                    an amount up to the lesser of
                                    (i) $10,000,000 or (ii) the Borrowing Base
                                    (as described below). Revolver Commitment shall step down to $7,500,000 within 90 days of the completion of Borrower's contemplated sale/leaseback of the property located at 10165 McKellar Court, San Diego, CA.

                    FACILITY B:     A fully cash secured term loan in the
                                    amount of $19,000,000, available on a single advance at closing if Borrower's acquisition entity acquires 90% or more of the capital stock of the target in Project Red Wine ("a
                                    90% acquisition"), or in two advances if Borrower's acquisition entity acquires 49.9%
                                    of such capital stock ("a 49.9%
                                    acquisition").

Maturities:         FACILITY A:     One year from the date of closing.

                    FACILITY B:     Five days from the date of closing in the
                                    case of a 90% acquisition or August 31, 1999 in the case of a 49.9% acquisition.

Borrowing
Base
Availability:       The Borrowing Base will likely be defined as the net result of (i) the total ELIGIBLE trade accounts receivable multiplied by an 75% advance rate; PLUS (ii) the total
                    ELIGIBLE inventory multiplied by a 30% advance rate; PLUS
                    (iii) the total equipment, net of depreciation and associated liabilities, multiplied by a 30% advance rate;


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                    PLUS for a period of 5 days from date closing in the case of a 90% acquisition or August 31, 1999 in the case of a 49.9% acquisition; (iv) domestic cash and cash equivalents multiplied by an 80% advance rate up to $2,000,000.

                    Eligible receivables will likely be defined as accounts of the Borrower resulting from sales in the ordinary course of business. These receivables are to be aged 90 days or less from the original invoice date and EXCLUDE: contra accounts; employee or affiliate accounts; federal, state, or local government accounts; foreign accounts.

                    Eligible inventory will likely include raw materials and EXCLUDE the following: finished goods, work in process inventory; inventory-in-transit; consigned inventory; freight and duty; damaged or defective inventory; slow moving inventory, defined as inventory older than 12 months; packaging material; and marketing materials.

Repayment:          FACILITY A:     Interest would be payable monthly or, in the
                                    case of LIBOR advances, at the earlier of the maturity of the applicable Interest period or monthly, with principal due at maturity. Borrower would be required to make mandatory prepayments in amounts necessary to maintain Borrowing Base compliance.

                                    Reference Rate borrowings could be prepaid at any time without penalty. LIBOR borrowings could be prepaid at any time upon three business day's notice provided the Borrower would be required to reimburse Bank for any funding losses and/or loss of anticipated profits.

                    FACILITY B:     Interest would be payable at maturity in
                                    the case of a 90% acquisition, and monthly and at maturity in the case of a 49.9% acquisition. Principal would be payable at maturity.

Security:           FACILITY A      A perfected first priority security interest
                    AND             in accounts receivable, inventory, fixed
                    FACILITY B:     assets and intangibles of the Borrower and
                                    its subsidiaries, and a perfected first
                                    priority security interest in a cash
                                    deposit held at the Bank owned by Metra
                                    Biosystems in an amount at least equal to the outstanding advance(s) under Facility B.
                                    Upon repayment of Facility B, the Bank's security interest in the cash deposit will be released.

Rates and
Commitment Fees:

                    FACILITY A:     i)      Bank of America's Reference Rate or
                                    ii)     LIBOR plus 1.50%


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                                    iii)    A commitment fee of 0.125% per annum
                                            calculated on the unused portion of
                                            the Facility A Commitment and
                                            payable quarterly in arrears.

                                    iv)     A credit facility fee of 0.125% per
                                            annum calculated on the Facility A
                                            Commitment payable to Bank at
                                            closing.

                    FACILITY B:     i)      Bank of America's Reference Rate

                                    ii)     A facility fee of $15,000 payable
                                            to Bank at closing.

Rate Index:         "Reference Rate"' would be defined as the rate of
                    interest publicly announced from time to time by the Bank in San Francisco, California as its reference rate.

                    "LIBOR" is defined as the average London Interbank offered rate for 1, 2, 3 or 6 month eurodollar deposits as quoted by Bank two business days prior to such request, rounded upwards to the nearest 1/16% and adjusted for maximum cost of reserves.

Interest and Fee    Interest and fees will be calculated based upon a 360 day
Calculations:       year and actual days elapsed.  The interest rates as well
                    as other applicable items (including, but not limited to, minimum borrowing amounts, borrowing notification requirements, breakage costs) would be further defined in a credit agreement.

Mandatory           Mandatory prepayments will be required from (i) proceeds
Prepayments:        of Borrower's contemplated sale/leaseback of the property
                    located at 10165 McKellar Court, San Diego, CA. and from
                    (ii) proceeds of the issuance of any equity securities net of associated expenses.

Default Rate:       Two percent over the rate of interest.

Other Terms,        The following is a partial list of certain key proposed
and Conditions,     conditions and covenants which will be included in loan
Covenants:          agreements, security agreements, UCC filings, financing
                    statements, guarantees and other related documents, instruments and agreements (collectively, the "Credit
                    Documents"). Such Credit Documents shall contain covenants and conditions that the Bank deems appropriate for this transaction, and the conditions stated herein are subject to final documentation negotiation.

Conditions          This commitment from the Bank would be subject to (among
Precedent:          other conditions precedent), the satisfactory completion of the following:

                    - The Bank's due diligence, including, but not limited to;

                         Satisfactory review of Borrower's FYE 3/31/99 draft audited financial statements with no material variance between the draft


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                         financial statements and the actual audited financial
                         statements; and


                    - Delivery to the Bank an opinion of Borrower's counsel by a firm acceptable to Bank on such matters as Bank may require.

                    - There shall have occurred no material adverse change in the business, operations, performance, properties, or prospects or financial condition of the Borrower, any Guarantors or Project Red Wine.

                    - Termination of existing bank loan agreements and release of related liens.

                    - The execution and delivery to Bank of the Credit Documents. The Bank understands some of these conditions will be met at a closing at which certain transactions will be deemed to take place simultaneously.

                    -    Other such conditions as the Bank may require.

Representations     All information conveyed to the Bank has been true and
and Warranties:     correct.  Such other representations and warranties as the
                    Bank deems appropriate for transactions of this nature.

Covenants:

    Reporting       Borrower to provide to Bank, all in form and substance,
    Requirements    satisfactory to Bank:


                    1. The Borrower's annual fiscal year end CPA audited (by a nationally-recognized firm acceptable to Bank), consolidated financial statements, with an unqualified opinion and company prepared consolidating schedules for material subsidiaries (if any), and CPA management letter, within 90 days of fiscal year end.

                    2. Quarterly company prepared consolidated and consolidating financial statements with a comparison to prior year-end plan within 45 days of each quarter end; fiscal year end comparison to prior year-end plan within 90 days of fiscal year end.

                    3. Quarterly borrowing base certificate within 30 days of each quarter end. A new borrowing certificate required concurrently with each borrowing request.


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                    4.   Quarterly compliance certificates with covenant
                         calculation within 45 days of each quarter end.

                    5. Quarterly financial projections for the subsequent fiscal year due within 30 days of fiscal year end.

                    6. Such other information as the Bank may reasonably request.

Financial:          Borrower will be required to maintain the following
                    financial covenants which will be calculated and tested quarterly (on a consolidated basis), utilizing generally accepted accounting principles. The final definitions and levels will be set forth in the Credit Documents.

                    i)   Maximum ratio of Senior Debt to EBITDA of 2.50

                    ii)  Minimum Tangible Net Worth of $32,250,000

                    iii) No more than one quarterly loss in any fiscal year.
                         Borrower to be profitable on a pre-tax basis for FY
                         2000.

Affirmative         Usual for facilities and transactions of this type, those
Covenants:          specified below and others to be reasonably specified by
                    the Bank, including, but not limited to maintenance of corporate existence and rights; performance of obligations;
                    and notices of default, litigation and material adverse change; maintenance of properties in good working order;
                    maintenance of satisfactory insurance; compliance with laws;
                    inspection of books and properties; further assurances; and payment of taxes.

Negative            Usual for facilities and transactions of this type, those
Covenants:          specified below and others to be reasonably specified by
                    the Bank, including, but not limited to:

                    1. Limitation on mergers, consolidations and asset sales, and change of control;

                    2. Limitation on investments, capital expenditures, loans and affiliate transactions;

                    3.   Limitations on liens and indebtedness;

                    4.   No dividend payments shall be permitted;

                    5. Limitations on amendment of debt agreements and other material agreements.

Other
Conditions:         Including, but not limited to:

                    1. All facilities will be cross collateralized and defaulted.


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                    2.   Borrower to provide Bank a closing balance sheet and
                         income statement within 30 days of closing the Acquisition.

                    3. All payments under all facilities made by the Borrower will be made free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes) in the jurisdiction of Bank's applicable lending office. Customary increased costs and capital adequacy provisions shall be included in the Credit Documents.

                    4. Events of default as customarily found in credit agreements for similar financings including, but not limited to those relating to payment defaults, covenant defaults, cross defaults, collateral defaults, guaranty defaults, breaches of warranty, voluntary and involuntary insolvency proceedings, judgment and attachments, dissolution, ERISA violations, and change of control.

Expenses:           Costs and expenses, including attorneys' fees, appraisal,
                    and audit costs (including allocated cost of in-house legal, audit and environmental services), incurred at any time by Bank with respect to the completion of due diligence, negotiation, documentation and closing of the Facilities, would be for the account of the Borrower regardless of whether the Facilities close. Borrower would also be required to reimburse Bank for all reasonable costs and expenses incurred by Bank in enforcing any loan document as well as in connection with any actual or proposed waivers or amendments under the Facilities.

Indemnity:          Borrower shall indemnify and hold harmless Bank and its
                    respective directors, officers, agents, and employees from and against all losses, claims, damages, expenses, or liabilities including, but not limited to, reasonable
                    (giving due regard to the prevailing circumstances) legal or other expenses incurred in connection with investigating, preparing to defend, or defending any such loss, claim, damage, expense, or liability, incurred in respect of the financing contemplated hereby or the proposed use of the proceeds of such financing other than with respect to claims or damages resulting from Bank's own gross negligence or willful misconduct or any claims which may be asserted by Borrower against Bank.

Governing Law:      State of California.


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